BITMINE IMMERSION TECHNOLOGIES, INC.

10845 Griffith Peak Drive, #2

Las Vegas, NV 89135

February 14, 2025

Ms. Lulu Cheng

Mr. David Gessert

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.

Registration Statement on Form S-1

Filed January 21, 2025

File No. 333-284361

Dear Ms. Cheng and Mr. Gessert:

Set forth below are the responses of Bitmine Immersion Technologies, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 5, 2025, with respect to the Company’s Registration Statement on Form S-1 filed January 21, 2025 (the “Registration Statement”). In response to the comments set forth in the comment letter, the Company has revised the Registration Statement and is filing an amended Registration Statement (the “Amended Registration Statement”) concurrently with this response letter.

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There have been no written communications as defined in Rule 405 to date. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide the Staff with copies of any and all future written communications as defined in Rule 405 under the Securities Act.

Cover Page

2.	We note your disclosure that your offering of common shares will be at an "assumed public offering price." Please revise to state the price of the securities to the public and clarify whether it will be fixed for the duration of the offering. If you are not able to state a price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for guidance.

Response: At the time of filing the Registration Statement, the stock split ratio, the offering price and the number of shares to be offered was not known and still are not known. The Company will amend the Registration Statement when such information is determined. In the interim, the Amended Registration includes changes to the cover page which make clear that the offering price, once determined, will be fixed for the duration of the offering.

Ms. Lulu Cheng and Mr. David Gessert

February 14, 2025

3.	We note your disclosure on page 104, under the heading Principal Stockholders, that your CEO, Jonathan Bates, controls 52.6% of your common stock and that your directors and executive officers, as a group, control 74.0% of your common stock. Please advise as to whether you anticipate being a "controlled company," as defined by the rules of the exchange upon which you plan to list your shares, upon the completion of this offering, and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. In this regard, we note your risk factor disclosure on page 40. If applicable, please also clarify whether you will avail yourself of any controlled company exemptions to the relevant exchange’s corporate governance rules.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement to clarify that the Company does not plan to elect treatment as a “controlled company,” as defined by the rules of any exchange where it plans to list its shares, even if it may technically meet the definition. However, the Company does not believe that additional disclosure of this risk is necessary because the offering terms currently being considered will result in Mr. Bates individually, and officers and directors as a whole, owning materially less than 50%. However, if the final offering terms would possibly qualify the Company as a “controlled company,” the Company will add the additional disclosure suggested in the comment.

Risk Factors

Risks Related to Ownership of Our Common Stock

An active trading market for our common stock may never develop or be sustained, page 39

4.	Your cover page disclosure indicates that the listing of your common stock on a national securities exchange or trading market is a condition to this offering. If so, please reconcile your disclosure here to indicate that your offering is contingent upon such listing.

Response: This risk factor, and certain other disclosures in the Amended Registration Statement, have been amended to clarify that the offering is contingent on the approval of such listing.

Exercise or conversion of warrants and other convertible securities, page 43

5.	Please revise this risk factor to disclose the number of shares of common stock the shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock are convertible into on both a pre and post-split basis.

Response: In response to the Staff’s comment, the risk factor has been amended to specify the number of shares of common stock that will be issued upon conversion of the two series of preferred stock on both a pre- and post-split basis.

Use of Proceeds, page 56

6.	Please tell us whether a material part of the proceeds of this offering will be used to discharge your indebtedness to IDI. If so, please revise to disclose the interest rate and maturity of such indebtedness. Additionally, describe the use of the proceeds of such indebtedness, or advise. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: None of the proceeds will be used to discharge the Company’s debt to IDI, and therefore we do not believe any change is necessary to the “Use of Proceeds” section. The manner in which the IDI debt will be restructured is fully disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources” and “Certain Relationships and Related Party Transactions – Letter Agreement with Jonathan Bates and IDI,” which sections make clear that no cash payment will be made to IDI as part of the restructuring of the IDI debt.

Ms. Lulu Cheng and Mr. David Gessert

February 14, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operation

Related Party Transactions

Line of Credit from IDI, page 73

7.	Please expand your disclosure related to the line of credit from IDI to disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, and the amount of interest paid during the period for which disclosure is provided. Please make corresponding revisions to your risk factor disclosure on page 44.

Response: In response to the Staff’s comment, the passage described above has been amended to clarify that the Company had not made any payment of principal or accrued interest under the LOC Agreement since its inception and, as a result, the current principal and interest amount represents the largest amounts that have been outstanding since the Company’s entry into the loan agreement.

Principal Stockholders, page 104

8.	Please revise your disclosure to also show the beneficial ownership information after the completion of the offering. We also note that you intend to effectuate a Reverse Split immediately following the effective date of the registration statement but prior to the closing of this offering. Please clarify if the information presented in this section reflects the Reverse Split.

Response: In response to the Staff’s comment, the beneficial ownership table has been amended to add additional columns showing the number of shares, and the percentage ownership, of each person listed therein after giving effect to the stock split and the offering.

In connection with responding to the Staff’s comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates

Jonathan Bates

Chief Executive Officer

Cc: Robert J. Mottern, Davis Gillett Mottern and Sims, LLC